EXHIBIT 99.3

Samson Bélair/Deloitte & Touche, S.E.N.C.Assurance and Advisory Services 1 Place Ville-Marie Suite 3000 Montreal QC H3B 4T9 Canada Tel: (514) 393-7115 Fax: (514) 390-4113 www.deloitte.ca

COMMENT BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 2 to CGI Group Inc.‘s consolidated financial statements. In accordance with Canadian reporting standards, our audit report referred to in Exhibit 23.1 does not require a reference to such changes in accounting principles in the auditors’ report as the changes are properly accounted for and adequately disclosed in Note 2 to the consolidated financial statements.

(signed) Samson Bélair/Deloitte & Touche
               Chartered Accountants

Montreal, Canada
February 20, 2003